UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission file number 0-16772

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Peoples Bancorp Inc. Retirement Savings Plan
138 Putnam Street, P.O. Box 738
Marietta, Ohio 45750
Attn: Retirement Plan Committee

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peoples Bancorp Inc.
138 Putnam Street, P.O. Box 738
Marietta, Ohio 45750

Peoples Bancorp Inc. Retirement Savings Plan
December 31, 2017 and 2016

Report of Independent Registered Public Accounting Firm

Plan Administrator
Peoples Bancorp Inc. Retirement Savings Plan
Marietta, Ohio

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Peoples Bancorp Inc. Retirement Savings Plan (Plan) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for benefits of the Peoples Bancorp Inc. Retirement Savings Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP
We have served as the Plan's auditor since 2004.

Cincinnati, Ohio
June 26, 2018

Federal Employer Identification Number: 44-0160260

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Peoples Bancorp Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
Assets:
Investments, at fair value	$55,884,655	$46,911,646
Employer’s contributions receivable	54,096	37,652
Notes receivable from participants	720,568	848,058
Net assets available for benefits	$56,659,319	$47,797,356

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Peoples Bancorp Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2017 and 2016

	2017	2016
Investment income:
Net appreciation in fair value of investments	$5,812,568	$3,659,737
Interest and dividends	2,145,445	2,120,688
Net investment income	7,958,013	5,780,425

Interest income on notes receivable from participants	43,528	36,920

Contributions:
Employer	1,666,629	1,569,392
Participants	3,096,018	2,871,122
Rollovers	346,104	765,163
Total contributions	5,108,751	5,205,677

Total increases	13,110,292	11,023,022

Deductions:
Benefits paid to participants	4,160,016	4,622,670
Administrative expenses	83,402	84,228
Other deductions	4,911	1,092
Total deductions	4,248,329	4,707,990

Net increase	8,861,963	6,315,032
Net assets available for benefits, beginning of year	47,797,356	41,482,324
Net assets available for benefits, end of year	$56,659,319	$47,797,356

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Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016

Note 1.	Description of the Plan
The following is a description of the Peoples Bancorp Inc. Retirement Savings Plan (the "Plan”) and provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the Plan administrator.
General
The Plan is a defined contribution plan sponsored by Peoples Bancorp Inc. (“Peoples”) for the benefit of its eligible employees age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Reliance National Trust Company is the trustee and serves as the custodian of the Plan.
The Plan consists of both an Employee Stock Ownership Plan (“ESOP”) component and a non-ESOP component. Peoples intends both components together to constitute a single plan under U.S. Treasury Regulation Section 1.414(1) -1(b)(1). Accordingly, the provisions set forth in the other sections of the Plan apply to the ESOP component in the same manner as those provisions apply to the non-ESOP component, except to the extent that those provisions by their terms are inapplicable to the ESOP component.
Employee Stock Ownership Plan
The ESOP component of the Plan is not leveraged and is designed to invest primarily in Peoples common shares. The ESOP component consists of the portion of the assets of the Plan that are invested in the Peoples Bancorp Inc. Common Stock Fund. The ESOP feature is intended to qualify as a stock bonus plan under Internal Revenue Code Section 401(a) and as an employee stock ownership plan under Internal Revenue Code Section 4975(e)(7). Starting at the close of business on December 31, 2014, contributions into Peoples Bancorp Inc. Common Stock Fund were no longer available through the Plan. However, the investments that were made into Peoples Bancorp Inc. Common Stock Fund prior to January 1, 2015 remain.
Contributions
The Plan permits eligible employees through a salary deferral election to make annual contributions of up to 100% of eligible compensation.  The Plan has been amended to allow for after-tax or Roth contributions. Employee rollover contributions are also permitted to be made to the Plan. In 2017 and 2016, Peoples made matching contributions equal to 100% of the employees' salary deferral amounts up to 3% of the employees' compensation and 50% of the employees' salary deferral amounts on the next 2% of the employees' compensation. Peoples' profit-sharing contributions are discretionary as determined by the Peoples' Board of Directors (none were made in 2017 and 2016).  Contributions are subject to certain limitations.
Participant Investment Account Options
Investment account options available include various funds. Participants direct the investment of their contributions and Peoples' matching contributions into any of the separate investment accounts and may change their allocations daily.
The Plan also includes an automatic deferral feature whereby a participant is treated as electing to defer a certain percentage of eligible compensation unless the participant made an affirmative election otherwise. In 2017 and 2016, the automatic deferral was 5% of compensation.

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Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016

Participant Accounts
Each participant's account is credited with the participant's contribution, Peoples' contribution, and plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their voluntary contributions as well as Peoples' matching and profit sharing contributions plus earnings thereon.
Payment of Benefits
Upon termination of service, an employee may elect to receive either a lump-sum amount equal to the value of his or her account, or monthly, quarterly, or annual installments over a period of not more than the participant's assumed life expectancy. At December 31, 2017 and 2016, Plan assets did not include any accounts of terminated or retired participants who have elected payment from the Plan but have not yet been paid.
Notes Receivable from Participants
The Plan includes provisions authorizing loans from the Plan to active eligible participants. Loans may be made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $1,000. Participants may only have one loan outstanding at any given time. The maximum amount of a participant's loan is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are evidenced by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence, which may exceed the five- year term with approval from the Plan administrator) through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is based on local prevailing rates as determined by the Plan administrator.
Notes receivable from participants are reported at amortized principal balance plus accrued but unpaid interest. The accrual of interest on loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Past due status is based on contractual terms of the loan. Delinquent loans are recorded as distributions once deemed uncollectible, and are a reduction to the participant's account balance.
All interest accrued but not collected for loans placed on nonaccrual or charged off status is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
Plan Termination
Although it has not expressed an intention to do so, Peoples has the right under the Plan to discontinue its matching contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

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Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016

Note 2.	Summary of Significant Accounting Policies
The following is a summary of significant accounting policies followed in the preparation of the financial statements:
Method of Accounting
The accompanying financial statements are prepared on the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of net assets, changes in net assets, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Investments are stated at fair value based on quoted market prices on the valuation date. Investments traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded on the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.
The investment in Peoples common shares has been unitized and is comprised of cash and Peoples common shares. The Plan holds between 3% and 5% of these units in cash in order to provide liquidity for timely distributions. At December 31, 2017 and 2016, these units are comprised of 141,325 and 172,020 Peoples common shares and cash of $202,671 and $213,210, respectively.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis while dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments purchased and sold, as well as held during the year.
Plan Tax Status
The Plan obtained its latest determination letter in November 2017, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore, not subject to tax.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.

Note 3.	Investments
The net appreciation in the fair value of the Plan's investments during the year ended December 31, 2017 including realized and unrealized gains and losses on those investments purchased, sold and held during the year was $5,812,568. Almost all the Plan’s investments increased in value during the year, and the most significant contributors to the net appreciation were Vanguard PrimeCap Core Investor Funds shares, which increased from $22.18 per share at December 2016 to $26.90 per share at December 31, 2017, and the Vanguard Total Stock Market Index Fund shares, which increased from $56.06 per share at December 31, 2016 to $66.70 per share at December 31, 2017. The net appreciation of the Plan's investments during the year ended December 31, 2016 was $3,659,737. The largest single contributor to the net appreciation was the increase in the value of Peoples common shares, as the per share price rose from $18.84 at December 31, 2015 to $32.46 at December 31, 2016.

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Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016

Interest and dividends realized on the Plan's investments for the years ended December 31, 2017 and 2016 were $2,145,445 and $2,120,688, respectively.

Note 4.	Fair Value Measurements
The measurement of fair value under US GAAP uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are described below. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Level 1: Quoted prices in active exchange markets for identical assets or liabilities.
Level 2: Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data.
Level 3: Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for single dealer nonbinding quotes not corroborated by observable market data.
There have been no significant changes in the valuation techniques during the year ended December 31, 2017. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a non-recurring basis. The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy:
Mutual Funds: These investments are valued using quoted prices in an active market and classified within Level 1 of the valuation hierarchy.
Peoples Bancorp common stock units: Peoples Bancorp common stock units are held in a unitized fund and are comprised of cash and common shares of Peoples Bancorp Inc. The underlying common shares are valued at the closing price of the common shares reported on the NASDAQ Global Select Market® under the symbol “PEBO” and is classified within Level 1 of the valuation hierarchy.

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Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016

Investments measured at fair value on a recurring basis comprised the following at December 31:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Fair Value
2017
Mutual funds	$51,072,143	$—	$—	$51,072,143
Peoples Bancorp Inc. Common Stock Fund Units	4,812,512	—	—	4,812,512
Total	$55,884,655	$—	$—	$55,884,655

2016
Mutual funds	$41,114,733	$—	$—	$41,114,733
Peoples Bancorp Inc. Common Stock Fund Units	5,796,913	—	—	5,796,913
Total	$46,911,646	$—	$—	$46,911,646

Note 5.	Party-in-Interest Transactions
Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, and an employee organization whose members are covered by the Plan, as well as, a person who owns 50 percent or more of such employer or employee organization or relatives of such persons.
The Plan holds common shares of Peoples, which is the plan sponsor. The plan receives dividends quarterly from Peoples on the common shares held in the Plan. The plan received $125,491 and $125,737 of dividends in 2017 and 2016 respectively. The Plan also invests in certain funds of the Plan trustee. Certain administrative services are provided at no cost to the Plan by Peoples. The Plan paid $83,402 and $84,228 of record-keeping fees to Mass Mutual Retirement Services, LLC during 2017 and 2016, respectively.

Note 6.	Risks and Uncertainties
The Plan provides for various investments in common stock and mutual funds. Such investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of these investments will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances. Peoples common shares represented 9% of the total value of assets held in the Plan at December 31, 2017.

Note 7.	Subsequent Events
Subsequent events have been evaluated through the date of the Report of the Independent Registered Public Accounting Firm, which is the date the financial statements were issued for purposes of the standards of the Public Company Accounting Oversight Board.

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Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016

During January 2018, two new investment options were added to the Plan: Vanguard Short-Term Investment Grade Admiral and Vanguard Total Bond Market Index Admiral.

On April 13, 2018, Peoples completed its acquisition of ASB Financial Corp. (“ASB”). ASB merged into Peoples and ASB’s wholly-owned subsidiary, American Savings Banks, fsb, which operates six full-service branches and two loan production offices in southern Ohio and northern Kentucky, merged into Peoples Bank. As of the acquisition date, certain ASB employees became Peoples employees and are eligible for participation in the Plan.

Note 8.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2017 and 2016, to Form 5500:

	2017	2016
Net assets available for benefits per the financial statements	$56,659,319	$47,797,356
Employer's contribution receivable	(54,096)	(37,652)
Net assets available for benefits per Form 5500	$56,605,223	$47,759,704
The following is a reconciliation of employers’ contributions per the financial statements for the years ended December 31, 2017 and 2016, to Form 5500:

	2017	2016
Employer's contributions per the financial statements	$1,666,629	$1,569,392
Add: Employer's contribution receivable at December 31, 2015	37,652	49,115
Less: Employer's contribution receivable at December 31, 2016	(54,096)	(37,652)
Employer's contributions per Form 5500	$1,650,185	$1,580,855

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Supplemental Schedule

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Peoples Bancorp Inc. Retirement Savings Plan
EIN 31-0987416 PN 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017

(a)(b) Identity of Issuer	(c) Description of Investment (units)	(e) Current Value
American Century Mid Cap Value Institutional	36,489	639,660
Blackrock Global Allocation-I Fund	28,239	559,416
Carillon Eagles Mid Cap Growth-I	997	59,279
Columbia Mid Cap Index Fund-Z	168,697	2,778,445
Dodge and Cox Income	166,278	2,287,978
Fidelity Government Money Market	2,166,044	2,136,326
Fidelity International Index Investment	9,703	418,990
Mainstay Large Cap Growth-I Fund	324,781	3,153,625
Oppenheimer International Growth Fund - Y	50,548	2,204,916
* Peoples Bancorp Stock	234,718	4,812,512
PIMCO Low Duration Institutional Class	156,651	1,544,575
T Rowe Price Balanced Fund	94,242	2,292,905
T Rowe Price New Horizons	22,221	1,168,176
T Rowe Price Retirement 2005	13,659	186,447
T Rowe Price Retirement 2010	12,035	219,993
T Rowe Price Retirement 2015	31,059	465,264
T Rowe Price Retirement 2020	63,163	1,423,701
T Rowe Price Retirement 2025	132,877	2,337,296
T Rowe Price Retirement 2030	107,751	2,792,911
T Rowe Price Retirement 2035	96,698	1,834,362
T Rowe Price Retirement 2040	45,346	1,235,229
T Rowe Price Retirement 2045	60,932	1,125,421
T Rowe Price Retirement 2050	139,270	2,161,470
T Rowe Price Retirement 2055	1,777	27,692
Vanguard Equity Income Fund Investor	24,635	916,184
Vanguard Life Strategy Cons Growth	8,015	159,972
Vanguard Life Strategy Growth	19,576	659,122
Vanguard Life Strategy Income	51	794
Vanguard Life Strategy Moderate Growth	18,379	498,806
Vanguard Mid-Cap GR Index-ADM	44,817	2,463,161
Vanguard Primecap Core Investment	196,268	5,279,615
Vanguard Small Cap Index Admiral	31,251	2,211,940
Vanguard Small Cap Value Index Fd Admiral	9,922	565,734
Vanguard Total Stock Market Index Admiral	78,878	5,262,738
* Participant loans (Interest rates - 3.25% - 6.50%, maturing between June 15, 2018 and December 31, 2022)		720,568
Assets held at end of year		$56,605,223

* Parties-in-interest

Cost information is not required for participant-directed investments and, therefore, is not included.

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Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

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SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEOPLES BANCORP INC.
RETIREMENT SAVINGS PLAN

Date:	June 28, 2018	By:	/s/ MATTHEW EDGELL
Matthew Edgell
Senior Vice President, Director of Human Resources
Chairperson, Retirement Plan Committee

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